

May 21, 2021

Richard S. Kollender
President & Chief Financial Officer
Strongbridge Biopharma plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

   Re: Strongbridge Biopharma plc
    Form 10-K for the fiscal year ended December 31, 2020
    Filed March 3, 2021
    File No. 001-37569

Dear Mr. Kollender:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis, page 52
Results of Operations, page 56

1. We note your disclosure on page 54 that "We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, including the use of information and data provided to us by our external research and development vendors and clinical sites." Further, you disclose that "We do not allocate personnel-related research and development costs, including stock-based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development." Tell us whether you track your external research and development costs by product candidate. If so, please revise your future filings to provide a breakdown of your costs by product candidate for each period presented. To the extent the information is not known, revise your future filings to disclose that fact.

2. You state on page 56 that product sales from Keveyis increased "primarily due to an increase in the number of patients on Keveyis and an increase in price." Please revise your future filings to disclose the extent to which each factor has contributed to the change in revenues if known. Refer to Item 303(a)(3)(iii) of Regulation S-K.

3. You also disclose on page 56 that cost of sales decreased due to "changes in the assumptions underlying the allocation between the purchase price of our inventory and the supply agreement." Please explain to us and revise your future filings to more clearly disclose the underlying factors and to disclose how such changes in assumptions resulted in a 42% decrease in cost of sales during 2020 when there was an increase in sales of the same percentage. We note the same reason is provided in each of the interim periods ended June 30, 2020, September 30, 2020 and March 31, 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences